                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       CONSOLIDATED CIGAR HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)

                 SOCIETE NATIONALE D'EXPLOITATION INDUSTRIELLE
                      DES TABACS ET ALLUMETTES ("SEITA")
                           DORSAY ACQUISITION CORP.
                                   (BIDDERS)

                               ----------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  1-20902E10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            JEAN-PHILIPPE CARRIERE
                                     SEITA
                               53, QUAI D'ORSAY
                         75347 PARIS CEDEX 07, FRANCE
                              (33-1) 45.56.62.17
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)

                               ----------------

                                  Copies to:

       DELIA B. SPITZER, ESQ.                     RONALD R. PAPA, ESQ.
           PROSKAUER ROSE                          PROSKAUER ROSE LLP
           9, RUE LE TASSE                            1585 BROADWAY
         75116 PARIS, FRANCE                  NEW YORK, NEW YORK 10036, USA
         (33-1)44.30.25.30.                          (212) 969.3000

                           CALCULATION OF FILING FEE
-----------------------------------------------------------------------------------
             TRANSACTION VALUATION                        AMOUNT OF FILING FEE  (2)
-----------------------------------------------------------------------------------
                $531,360,871 (1)                                  $106,273
-----------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Calculated by multiplying $17.85, the per share cash tender offer price, by 29,768,116, the total number of shares of Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, being sought in the tender offer. Such number of shares represents all of the shares of Class A Common Stock and Class B Common Stock outstanding as of December 21, 1998.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash amount offered by Dorsay Acquisition Corp. for such number of shares.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: None                      Filing Party:
      Form or Registration No.:                        Date Filed:

                                 SCHEDULE 14D-1

 -------------------------
  CUSIP No. 1-20902E10
 -------------------------

 --------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
  1   Dorsay Acquisition Corp.
                                                           Employer Tax Id:
 --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
  2                                                                 (b) [_]
 --------------------------------------------------------------------------
      SEC USE ONLY
  3

 --------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4
      AF
 --------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                                                [_]
  5

 --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      Delaware
 --------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  7
      19,600,000 shares of Class B Common Stock (right to acquire)
 --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
  8
 --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  9
      65.8%
 --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
  10
      CO
 --------------------------------------------------------------------------

                                 SCHEDULE 14D-1

 -------------------------
  CUSIP No. 1-20902E10
 -------------------------

 --------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
  1 Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita")
 --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
  2                                                                 (b) [_]
 --------------------------------------------------------------------------
      SEC USE ONLY
  3

 --------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4
      WC
 --------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                                                [_]
  5

 --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      France
 --------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  7
      19,600,000 shares of Class B Common Stock (right to acquire)
 --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
  8
 --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  9
      65.8%
 --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
  10
      CO
 --------------------------------------------------------------------------

This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Dorsay Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita"), a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares," and together with the Class A Shares, the "Shares"), of Consolidated Cigar Holdings Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $17.85 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 22, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Consolidated Cigar Holdings Inc. and its principal executive offices are located at 5900 North Andrews Avenue, 10th Floor, Fort Lauderdale, Florida 33309-2369.

  (b) The classes of equity securities and the exact amount of such securities being sought are 10,168,116 Class A Shares and 19,600,000 Class B Shares of the Company. As of December 16, 1998, there were 10,168,116 Class A Shares and 19,600,000 Class B Shares issued and outstanding, as represented by the Company in the Agreement and Plan of Merger, dated as of December 16, 1998, among Parent, Purchaser and the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth on the cover page and in the Introduction,
Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable

  (b)-(c) The information set forth in Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d)  Not applicable

  (e) Not applicable

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase dated December 22, 1998

  (a)(2) Letter of Transmittal

  (a)(3) Notice of Guaranteed Delivery

  (a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees

  (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

  (a)(7) Summary Advertisement as published in THE WALL STREET JOURNAL on December 22, 1998

  (a)(8) Press release issued on December 16, 1998

  (b) Not applicable

  (c)(1) Agreement and Plan of Merger, dated as of December 16, 1998, among Parent, Purchaser and the Company

  (c)(2) Tender and Voting Agreement, dated as of December 16, 1998, among Parent, Purchaser and Mafco Consolidated Group Inc.

  (c)(3) Indemnification Agreement, dated as of December 16, 1998, among Parent, Purchaser, Mafco Holdings, Inc. and Mafco Consolidated Group, Inc.

  (d) Not applicable

  (e) Not applicable

  (f) Not applicable

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1998

                                          Seita

                                              /s/ Jean-Dominique Comolli
                                          By: _________________________________
                                          Name: Jean-Dominique Comolli

                                          Title: Chairman and Chief Executive
                                           Officer

                                          Dorsay Acquisition Corp.

                                               /s/ Charles Lebeau
                                          By: _________________________________
                                          Name: Charles Lebeau

                                          Title: President, Secretary and
                                           Treasurer

                                 EXHIBIT INDEX

 EXHIBIT NO.
 -----------
 (a)(1)      Offer to Purchase dated December 22, 1998
 (a)(2)      Letter of Transmittal
 (a)(3)      Notice of Guaranteed Delivery
 (a)(4)      Letter to brokers, dealers, commercial banks, trust companies and nominees
 (a)(5)      Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees
 (a)(6)      Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9
 (a)(7)      Summary Advertisement as published in THE WALL STREET JOURNAL on
             December 22, 1998
 (a)(8)      Press release issued on December 16, 1998
 (b)         Not applicable
 (c)(1)      Agreement and Plan of Merger, dated as of December 16, 1998, among
             Parent, Purchaser and the Company
 (c)(2)      Tender and Voting Agreement, dated as of December 16, 1998, among
             Parent, Purchaser and Mafco Consolidated Group Inc.
 (c)(3)      Indemnification Agreement, dated as of December 16, 1998, among
             Parent, Purchaser, Mafco Holdings, Inc. and Mafco Consolidated
             Group Inc.
 (d)         Not applicable
 (e)         Not applicable
 (f)         Not applicable